Mail Stop 3561

	June 8, 2005

Mr. Kerry Propper, President
Origin Agritech Limited
625 Broadway, Suite 1111
San, Diego CA 92101

	Re:	Origin Agritech Limited
		Registration Statement on Form S-4
		Filed on May 6, 2005
		File No. 333-124709

Dear Mr. Propper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the preliminary proxy statement on Schedule 14A filed by
Chardan China on February 11, 2005. Please advise regarding your plans for this filing.
2. Pursuant to Item 301 of Regulation S-K, in a table designed to facilitate comparison, please present historical and pro forma per share data of Origin and historical and equivalent pro forma per share date of Chardan for the following Items:
* book value per share as of the date for which financial data is presented;
* cash dividends declared per share for the periods for which financial data is presented; and

* income (loss) per share from continuing operations for the periods for which financial data is presented.
See Item 3 of Form S-4.

3. Please provide the disclosure required by Rule 14a-5(e) as required by Item 1(c) of Schedule 14A. See Item 18(a)(1) of Form
S-
4.

4. Please provide the dealer prospectus delivery obligation on the outside back cover of the prospectus. See Item 502(b) of Regulation
S-K.

5. Please provide the disclosure required by Item 510 of Regulation
S-K.

6. We note that the shares to be issued to acquire the Origin
Companies will be through a private placement. Please advise regarding the exemption you plan to rely upon and the facts supporting your reliance upon the exemption.

Registration Fee Table

7. Please explain why you are registering 4.9 million shares of common stock underlying the units, when there are only 4.025 million units and each unit consists of only one common stock and two warrants. Also, please explain supplementally the calculation of the proposed maximum aggregate offering price for the shares of common stock underlying the warrants included in the units or revise.

Prospectus Cover Page

8. Please disclose the title and amount of securities being registered. See Item 501(b)(2) of Regulation S-K.

9. Unless the listing on Nasdaq will occur concurrent with the effectiveness of this registration statement, please remove or relocate the disclosure regarding your application for listing on Nasdaq.

10. Please include the cross-reference to the risk factors section, as required by Item 501(b)(5) of Regulation S-K.

11. We note the statement that the board of directors believes each action being voted on is in the best interests of the shareholders.
Please clearly indicate whether you have obtained a fairness opinion.

Inside Front and Outside Back Cover Page of Prospectus

12. Please include the information required by Item 2 of Form S-4.

Questions and Answers about the Meeting, page v

13. In the first question and answer, we note the disclosure of the four operating companies being Beijing Origin Seed Limited, Henan Origin Seed Cotton Technology Development Limited, Changchun Origin
Seed Technology Development Limited and Beijing Origin State
Harvest
Technology Limited. Please reconcile this disclosure with the companies in "Information about the Origin Parties" on page 70, the
MD&A section on page 79 and Note 1 to the consolidated financial statements of State Harvest Holdings Limited.

14. In the second question, in regards to why Chardan is proposing the redomestication merger, we note the answer that "Chardan is proposing the reincorporation of itself into a company formed under the laws of British Virgin Islands to attempt to secure future tax benefits for the stockholders." Please clarify the tax benefit to the company or the stockholders.

15. On page vi, in the answer to the question "How will the redomestication merger be accomplished," please further explain the last sentence in your answer that "[y]our ownership interest of Agritech will be reduced by the issuance of shares in the acquisition of the Origin Operating Companies."

Summary, page 1

The Companies - Chardan, page 1

16. Please advise us whether the underwriter`s over allotment option was fully exercised.

17. On page one, please explain the $714,000 to be used by Chardan to pay expenses incurred in its pursuit of a business combination. Please discuss elsewhere in the prospectus the anticipated use of proceeds not held in trust as stated in the Form S-1 by Chardan and then discuss the actual use of proceeds not held in trust. Please explain the reason for any difference in the actual use of proceeds from the anticipated use of proceeds. We may have further comment.

The Origin Parties, page 1

18. Please describe whether Origin currently has control of the stock of the four Origin Operating Companies. Please explain when Origin received control over the companies or when Origin will receive control over the companies. Please explain how Origin will "own" the stock of the four Origin Operating Companies. In this section, it may be helpful to explain the validity of this arrangement under Chinese law. Please see our comment under "Stock Consignment Agreement."

19. Please name the individual that will own the remaining 2.04% of
Henan Origin Cotton Technology Development Limited.

20. Please provide the basis for the statement that the corn seeds sold by the Origin Operating Companies "represent roughly 3.75% of the total corn seed market in China."

21. Please describe the principal terms of the Technology Service
Agreements in this section or in another appropriate section. The agreements may need to be filed as exhibits.

The Business Combination, page 2

22. In the first sentence of page three, please describe their "designees."

Appraisal Rights, page 5

23. Please include a cross-reference to the information provided pursuant to Item 18 or 19 of this Form, as required by Item 3(j) of
Form S-4.

Interests of Chardan Directors and Officers in the Stock Purchase, page 6

24. Please describe the principal terms of the agreement between Origin and Chardan Capital LLC. Please describe the services that Chardan Capital will provide and include the total value of the contract to Chardan. Also, explain if the only business of Chardan
Capital LLC is to provide these services to Origin. In addition, please describe the negotiations of this agreement. Please file the agreement as an exhibit.

25. Please describe the amount of the termination fee payable to the
Origin Stockholders.

Conditions to the Completion of the Stock Purchase, page 6

26. We note the disclosure that a condition of the stock purchase is that management must determine that the fair market value of Origin is at least 80% of the net assets of Chardan. Please disclose whether this determination has been made and how this was made. If a third party opinion was obtained regarding the value of Origin, please disclose. We may have further comment.

27. We note another condition that there must not be less than $20 million in Chardan`s trust account. Please disclose the percent of investors who could seek return of their money from escrow that would
result in this condition not being met.  If is it less than the
20%
discussed elsewhere, consider revising the disclosure to discuss this condition, each time you refer to the 20% requirement.

Market Price Information, page 15

28. Please explain the reference to December 31, 2005. Also, please provide the closing price on the last trading day before the announcement of the stock purchase agreement.

Risk Factors, page 16

29. The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. For example, please refer to risk factors
5, 11, 13 and 22.

30. To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could
"negatively affect," "adversely affect" or have an "adverse affect" on business, revenues or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear. For instance, see risk factors 2,
5, 6, 8, 9, 10, 12, 14, 15, 16, and 21.  Please describe
specifically
the impact that the risks mentioned might have on your business.

31. In risk factor 11, we note that the company makes many assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support later in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the information is not readily available to the public, please file the third party`s consent to being named in the prospectus and to the summary contained in the disclosure.

32. In risk factor 17, it appears that the risk described in the narrative that the stock consignment agreements may be unenforceable is a separate risk from the risk described in the subheading that the stock assignment agreements may require enforcement action by Origin to assert its rights. Please separate the risks and expand to discuss the risk to investors should the stock assignment agreement be unenforceable. Also it appears that this is an important risk that could be discussed at the beginning of the Risk Factor section.
Please revise.
33. Please include risk factors regarding the large amount of additional payments to be made to the Origin Stockholders under the stock purchase agreement and the possible dilution to shareholders from the issuance of a large amount of shares issued to the Origin Stockholders under the earn out agreement in the stock purchase agreement.
34. It may be helpful to include a risk factor regarding any difficulties in the repatriation of profits from companies located in
China.

Forward-Looking Statements, page 23
35. Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities
Exchange Act do not apply to statements made in your Form S-4.

Votes Required, page 27
36.  Please include the record date.

Background of the Stock Purchase, page 29

37. Please disclose the date the company or any affiliates of the company had initial contact with Best of the Best or its principals to provide services for Chardan. Please describe the negotiations between Best of the Best and Chardan or its affiliates in engaging Best of the Best services including the timing of those negotiations.
Please disclose when any agreements, preliminary or otherwise, were entered into between Best of the Best and Chardan or its affiliates and describe the principal terms of the agreements, including fees.
Please file all agreements between Best of the Best and Chardan or its affiliates as exhibits.

38. Please disclose when Best of the Best first began seeking possible acquisition targets and when it first presented possible acquisition companies to Chardan or its affiliates. Please describe the process, including dates, from when Best of the Best first mentioned or presented any acquisition companies to Chardan or its affiliates to when Chardan commenced negotiations with one potential target company in May 2004.

39. We note the disclosure "[i]n April 2004, Chardan commenced its efforts to locate a company with which to effect a business combination." Please describe in detail the efforts made by Chardan.

40. On page 30, please disclose when Chardan or it affiliates first entered into discussions with Origin or its affiliates regarding a business combination.

Board Consideration of Approval of Transaction, page 31

41. In the second paragraph under this section, please name the consultants.

Chardan`s Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 32

42. We note the disclosure that "[t]hree of the directors are currently principals in a strategic financial and management consulting company that focuses on identifying attractive Chinese companies and in structuring transactions involving those companies."
Please identify the three directors and the management consulting company. Also disclose any possible conflicts of interest.

43. On page 33, you state Origin "has experienced annual revenue growth of greater than 40% for the past three years." However, we note 2002 revenue increased only 32% over 2001. Also, it is not clear what periods this statement refers to. Please revise to clarify.


44. On pages 33 and 72, you discuss projected revenues for 2005. As discussed in Regulation S-K, Item 10(b), discussion of projections of future economic performance is encouraged as long as management has a reasonable basis and the projections are presented in an appropriate format. Please explain your basis for assessing future performance, including the key assumptions underlying the projections, or revise to eliminate the projections.

45. On page 33 you disclose that Origin devotes approximately 5% of annual revenue to research and development. Based on the research and development costs presented on the income statement it appears that less than 3% of revenues have been spent on research and development for the years ended December 31, 2004 and 2003.
Please
advise or revise.

46. We note that parts of this section and the "Information about the
Origins Parties" section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the statements on page 34 such as "few of them are developing and producing advanced hybrid seeds that offer the advantage that Origin`s hybrid seeds do." Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

47. On page 36, we note the disclosure that "[t]he board of directors also considered the restrictions on how a foreign company may own and control Chinese companies in restricted industries. They believed that the restrictions and use of control agreements was an acceptable business strategy to obtain an acquisition opportunity in China." Please describe this business strategy and discuss the validity of this structuring of ownership under Chinese law. Please explain whether the board of directors consulted with or received an opinion from attorneys that are licensed under Chinese law to base their opinion that the control agreements were valid under Chinese law. Also describe whether the board of directors received an opinion from the appropriate Chinese authorities that the control agreements were valid under Chinese law. Also explain how this is an acquisition or ownership of the companies when it appears to only provide contractual control over the companies.

Purchase Price, page 39

48. We note that $10 million will be paid at the closing to the Origin Stockholders. We note that an additional $15 million could be paid to the Origin Stockholders. If the proposals are approved, please describe how the funds in the trust will be used after the release of the funds to the company. Will the funds from the trust after the $10 million payment to the Origin Stockholders be used for corporate purposes? Will any funds be set aside for payment of the additional $15 million? We note that the payments of $10 million and
$15 million to the Origin Stockholders are more than the amount of funds currently held in escrow. How would the company pay the additional $15 million payment? Please explain.

Conditions to the Completion of the Acquisition, page 46

49. On page 47, we note the disclosure that "each of Dr. Han and Messrs. Yang and Yuan will have entered into the employment agreement with Origin." In the registration statement, please disclose the principal terms of the employment agreements. Please file any preliminary employment agreements as exhibits.

Stock Consignment Agreement, page 49

50. Please describe the parties that entered into the stock consignment agreement and further describe the principal terms of the agreement. Please describe the duration of the stock purchase agreement. We note that Note 1 to the State Harvest Holdings Limited consolidated financial statements states that the Consignment Agreement is valid for three years. Please describe the rights of Origin in the Variable Interest Entities or Origin Operating Companies upon the termination of the agreement. Also, Note 1 states that Origin has the option to acquire the entire interest of the Variable Interest Entities or Origin Operating Companies. Please explain and include any related additional payments to acquire the entire interest or to extend the agreement beyond three years. Please file the stock consignment agreement as an exhibit.

51. We note the disclosure that "Chardan is not aware of any cases where these types of stock consignment agreements have been interpreted by Chinese courts." It may be helpful here to explain whether the company or the board of directors has received an opinion from a licensed Chinese attorney or from the appropriate Chinese authorities that the control agreements were an acceptable arrangement under Chinese law. Also a Chinese lawyer or the Chinese authorities could provide information as to whether these arrangements have been acceptable in other restricted industries under Chinese law.

Chardan 2005 Performance Equity Plan, page 61

52. Please include the following information:
* Please indicate the approximate number of persons that will be eligible to participate in the plan.
* If determinable, please include the table as described in Item
10(a)(2) of Schedule 14A.
* If determinable, please include the information required by Item 10(b)(2)(ii) of Schedule 14A.

Information about the Origin Parties, page 70

53. Please include a section which discusses the formation of Agritech, including the date of formation.

54. Please disclose the date organized for State Harvest Holdings
Ltd.

55. We note that Origin Operating Companies license certain hybrid seeds. If material, please disclose the material terms of these licensing agreements and file as exhibits.

56. We also note references to contractual research, partnering relationships and joint licensing agreements. Please disclose all material relationships and file as exhibits.

57. We note the distribution system. Please disclose the material terms of the distributor agreements and file a form agreement as an exhibit.

58. Please clarify your intellectual property. Explain how your portfolio of seed hybrids and varieties are protected. Please provide the disclosure required by Item 101(c)(iv) of Regulation
S-K.

59. We note the recent court action on page 73. Briefly discuss the facts of the case, the date of the action and the amount of damages awarded.

60. We note that throughout this section the company makes many assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the information is not readily available to the public, please file the third party`s consent to being named in the prospectus and to the summary contained in the disclosure. For example, we note the following:
* "The structure of China`s agricultural sector is very similar to that which existed in the United States at the time of our Industrial
Revolution."
* ""Most farms are family owned . . ."
* This highly fragmented agriculture industry has generally been served by small, local seed suppliers etc."
If you cannot provide us with adequate support for these assertions, you should delete them.

61. We note the disclosure that you have a strong track record of successfully processing applications for approval through the required agencies. Disclose the number of your products for which you have completed the process.

62. We note the disclosure that you are one of the eight largest seed companies. Please disclose your position in the industry, if known.

63. Disclose the estimated amount spent on research and development during each of the last three fiscal years. See Item 101(c)(xi) of
Regulation S-K.

64. Please include the information for Origin as required by Item
201
of Regulation S-K.



Origin`s Commercial Product Development Network, page 73

65. It was disclosed that Origin "consistently expends approximately
5% of its gross income resources on research and development."
Please revise to define gross income based on the income statement included in the financial statements.

National Marketing and Distribution, page 74

66. Tell us how State Harvest accounts for the refund given to distributors at the end of the annual sales season in accordance with the significant accounting policies disclosed in Footnote 2 of the financial statements of State Harvest.

Facilities, page 79
67. Please provide the disclosure required by Item 102 of Regulation
S-K.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operation, page 79

Overview, page 79

68. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of Origin and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company`s primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

Critical Accounting Policies, page 79

69. Please expand disclosure to include your policies concerning the timing of recognition of subsidies (e.g. upon receipt, upon satisfaction of performance criteria).





Results of Operations, page 80

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 80
70. Discuss the reasons for the increased sales of corn seed in 2004.
71. Upon review of Note 2 to the financial statements, it appears the amortization of purchased technology rights and technology usage fees are included in cost of sales. Please revise the discussion of cost of sales to disclose this component and related amount, if material.
72. The disclosure of the components of selling and marketing expenses for the year ended December 31, 2004 totals approximately RMB 15,232,774 (US$1,840,485). Please expand the disclosure to include the remaining material components of selling and marketing expenses that comprised the RMB 20,389,786 (US$2,463,576) reported in the income statement. In addition, disclose the amounts for these components for the year ended December 31, 2003.
73. Revise the variance explanations of general and administrative and research and development expenses to include the material components of each income statement line item for both periods and explanations of the increase or decrease of each component between periods. Refer to the Commission`s guidance concerning Management`s
Discussion and Analysis and revise to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Year Ended December 31, 2003 Compared to Year Ended December 31,
2002, page 82
74. Please revise the MD&A discussion for these periods to address the above comments on the comparison between the years ended December
31, 2004 and 2003.
75. We note shipping costs were included in the variance explanations for cost of sales in 2003 and selling and marketing expenses in 2004.
Revise the footnotes to the financial statements to disclose the accounting policies for shipping and handling and disclose the amount of such costs and the line items on the financial statements that include them. See paragraph 6 of EITF 00-10, Accounting for Shipping and Handling Fees and Costs.
76. Explain the reason for the higher cost of shipping discussed in the second paragraph of this section and quantify its impact on cost of sales. Also, the third paragraph mentions other factors, including higher salaries, increasing manufacturing costs, and a higher price per unit of purchased seeds as having an impact on gross margin. Explain the underlying causes of these other factors and quantify their effect on cost of sales.



Liquidity and Capital Resources, page 83
77. Please expand MD&A to include a discussion of the sources of capital (e.g. loans, operating cash flow) the company will use to fund the plant and building construction.
78. Revise to include a discussion supporting the 2004 to 2003 balance sheet variances in inventory, the amount due to growers, and deferred revenue.
79. Please include quantitative and qualitative disclosures about market risk as required by Item 305 of Regulation S-K.

Directors and Management, page 99
80. We note the disclosure on page 6 that Dr. Richard Propper will serve as Executive Vice-President of Corporate Development.
Please
provide the disclosure required by Item 401 of Regulation S-K.

Executive Compensation, page 104
81. We note there was no compensation paid in 2004. Please explain.
82. We note the disclosure on page 106 that "in March 2004, Chardan agreed to use its best efforts to obtain the agreement of the Origin
Parties." Please provide greater disclosure regarding this agreement, including the specific date of the agreement. Please reconcile with disclosure elsewhere in the prospectus. We may have further comment.

Certain Relationships and Related Transactions, page 106
83. Please include the disclosure regarding the payments to be made to Chardan Capital LLC for two years after the completion of the business combination.
84. We note the related party transactions in note 3 to the financial statements of State Harvest Holdings Ltd.
85. Please name the promoters and provide the disclosure required by
Item 404(d) of Regulation S-K.

Beneficial Ownership of Securities, page 107

86. For Sappling LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

87. Please disclose in a footnote to the table the nature of the beneficial ownership of the shares held by Ms. Finger and Mr. Topkes.
Does the amount in the table include the shares owned through First
New York Securities LLC and Haystack Capital LP? Also, clarify whether these two individuals have dispositive control over these companies.

88. It appears that the warrants will be exercisable upon consummation of the merger. Please explain why the warrants are excluded from the table, since it appears the merger will be consummated within 60 days of the registration statement being declared effective.

89. Please state the relationship between Richard Propper and Kerry
Propper.

Financial Statements

Consolidated Financial Statements of State Harvest Holdings
Limited,
page F-1
90. Revise the income statement to include revenues for each period presented.
91. Revise the financial statements to include earnings per share information and related disclosure in accordance with SFAS 128, Earnings per Share. Please update the Comparative Per Share Information disclosure on Page 14 with this information.
92. We note you recorded a reduction in retained earnings for the capital restructuring in 2003. Since this was a recapitalization and not a distribution of earnings, please explain why retained earnings was reduced, rather than recording a debit to additional paid-in capital for RMB 100,000,000.
93. Revise Note 1 to disclose the conversion of Beijing Origin from a private limited company to a joint stock company.
94. Please expand the disclosure in Note 1 of the 97.96% voting right assignment to State Harvest to include a discussion of the terms of the purchase option, any renewal options at expiration and other pertinent details of the arrangement. Revise MD&A accordingly to reflect additional disclosure.
95. You disclose in Note 1 that State Harvest is deemed the sole beneficiary of the Variable Interest Entities in accordance with FIN
46(R) considering its 97.96% assigned voting interest. Provide supplementally a thorough analysis to support this accounting treatment. In this discussion, include support for determination of the primary beneficiary and your analysis of expected losses and residual returns. Additionally, discuss the relationship, if any, between the assigning shareholder of the Variable Interest Entities and the shareholders of State Harvest.



Footnote 3 - Related Party Balances and Transactions, page F-13
96. Please expand the disclosure of the technology usage fees to include the events that trigger payment of these fees (e.g.
monthly
fixed fee, based upon revenue recognized).

Footnote 4 - Inventories, page F-14
97. Please revise the disclosure of inventory to include separate captions and amounts for raw materials and work in progress.

Footnote 8 - Long-Term Investments, page F-15
98. Please expand the equity method and cost method disclosures to include respective descriptions of the business activities of Chuany
Shi Ji Zhuan Ji Yin Technology Co., Ltd. and Shijiazhuang Li Yu Technology Development Co., Ltd. In your revised disclosure, include a discussion of any affiliations these companies may have with State
Harvest.

Footnote 16 - Commitments and Contingencies, page F-21
99. Please revise the disclosure to include any commitments related to the Zhongguancun Life Science Park land development contract. General Comments
100. Your attention is directed to Item 3-12(g) of Regulation S-X and the need for updated financial statements and related disclosures.
101. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

Part II

Undertakings, page II-4
102. Please provide the undertakings required by Item 512(a) of Regulation S-B.

Exhibits
103. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements and Exhibits. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.
The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.
After reviewing this list, we may have further comments.
104. We note the disclosure that Origin has agreements to exercise control of the stock of the four Origin Operating Companies. We also note the technology service agreements between the three operating companies and Origin Biotechnology. Please file these agreements as exhibits and disclose the material terms of these agreements in the proxy statement/prospectus.
105. Please file an opinion of counsel as to this and all other material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.
106. Please file executed copies of the following agreements:
Stock
Purchase Agreement; Memorandum of Association of Origin Argitech Limited; and Articles of Association of Origin Agritech Limited.

Signatures
107. It appears that the registration statement needs to be signed by
a majority of Agrictech`s board of directors and by its authorized representative in the United States. See Signatures, Instruction
1
on the Form S-4.  Please revise in your next amendment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,


      John Reynolds, Assistant Director
      Office of Emerging Growth Companies

cc: 	Andrew Hudders
	Fax (212) 818-8881
??

??

??

??

Kerry Propper
Origin Agritech Limited
June 8, 2005
Page 1